                   August 28, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

              Re:          Progress Energy, Inc.
Carolina Power & Light Company
Florida Power Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Period Ended June 30, 2009
Filed August 7, 2009

Progress Energy, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 31, 2009

Carolina Power & Light Company
Definitive Proxy Statement on Schedule 14A
Filed March 31, 2009

Dear Mr. Owings:

Progress Energy, Inc., a North Carolina corporation (the “Company”), Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc., a North Carolina corporation (“PEC”) and Florida Power Corporation, d/b/a Progress Energy Florida, Inc., a Florida corporation (“PEF,” and collectively with the Company and PEC, referred to as “we,” “us,” “our” or “Progress Energy,”) submit herewith their responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings contained in its letter to Mr. Jeffrey M. Stone of Progress Energy dated August 17, 2009 (the “Comment Letter”).

In connection with our response, each of the Company, PEC and PEF hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For convenience of reference, each Staff comment is reprinted in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by Progress Energy’s response.  As applicable, we intend to reflect these responses to the Staff’s comments in all future filings.

Annual Report on Form 10-K

1.
We note your responses to comments two and six of our comment letter dated July 28, 2009.  You indicate that you will make the requested disclosures in future filings.  In your supplemental response, please provide us with your proposed revised disclosure.

Response

Supplemental Response to Comment Two

As noted in our initial response, in our future filings we will provide additional disclosures, as applicable, that clarify the specific actions taken to address the challenges, if any, presented by financial market conditions.  Disclosures which addressed the specific actions taken were included in our combined June 30, 2009 Form 10-Q filed on August 7, 2009, and are excerpted below:

During the six months ended June 30, 2009, net proceeds from our long-term debt issuances were $1.337 billion. For the fiscal year 2009, we expect to realize approximately $575 million in the aggregate from the sale of stock through marketed and ongoing equity sales of which $545 million was realized through June 30, 2009. These long-term debt and equity issuances helped provide additional liquidity support during the first half of 2009. (See discussion that follows under “Financing Activities”.)

We have 16 financial institutions that support our combined $2.030 billion revolving credit facilities for the Parent, PEC and PEF, thereby limiting our dependence on any one institution. The credit facilities serve as back-ups to our commercial paper programs. To the extent amounts are reserved for commercial paper or letters of credit outstanding, they are not available for additional borrowings. Due to conditions in the financial markets in 2008, the short-term credit markets tightened, resulting in volatility in commercial paper durations and interest rates. In November 2008, the Parent borrowed $600 million under its RCA to reduce rollover risk in the commercial paper markets. We subsequently repaid $100 million of the borrowings, and at June 30, 2009, the Parent had $500 million of outstanding borrowings under its credit facility. In addition, at June 30, 2009, the Parent had issued $37 million of letters of credit, which were supported by the revolving credit agreement (RCA). Based on these amounts outstanding at June 30, 2009, $1.493 billion was available for additional borrowings under our combined revolving credit facilities. Subsequent to June 30, 2009, the Parent repaid an additional $200 million of the outstanding balance under its revolving credit facility with cash on hand. At August 7, 2009, the outstanding balance was $300 million.

Borrowings under our RCA during 2008, coupled with long-term debt and equity issuances in 2009, provided liquidity during a period of uncertain financial market conditions. We will continue to monitor the credit markets to maintain an appropriate level of liquidity.

Supplemental Response to Comment Six

As noted in our initial response, in our future filings we will disclose the earnings per share and potential award percentage to be earned at each performance level.  Additionally, we will disclose PEC EBITDA and PEF EBITDA at the threshold, target and outstanding amounts in the definitive proxy statements for the 2010 annual meetings of both Progress Energy and PEC.  An illustrative paragraph that includes the relevant disclosure as it might have appeared in the “ANNUAL INCENTIVE” discussion contained in the “COMPENSATION DISCUSSION AND ANALYSIS” section of our 2009 annual meeting proxy statements follows.

The 2008 MICP performance measures were ongoing earnings per share and EBITDA for PEC and PEF.  The earnings per share measures were $2.85 at the threshold level, $3.05 at the target level and $3.15 at the outstanding level.  The PEC EBITDA threshold, target and outstanding amounts were $1,605 million, $1,660 million and $1,685 million, respectively.  The PEF EBITDA threshold, target and outstanding amounts were $1,010 million, $1,040 million and $1,055 million, respectively.  The potential award percentage for each performance measure is 50% at threshold, 100% at target and 200% at outstanding (maximum).  Interpolation occurs when actual performance is between the identified levels.

Please note that the above sample disclosure is provided only for illustrative purposes and is based on the prior year’s events, as circumstances may cause next year’s “ANNUAL INCENTIVE” discussion contained in the “COMPENSATION DISCUSSION AND ANALYSIS” to vary from the discussion contained in the Progress Energy and PEC 2009 annual meeting proxy statements.  In addition, decisions regarding the 2009 compensation will be made in the future by the Organization and Compensation Committee of our Board of Directors.  We will, of course, include the requested disclosures regarding MICP performance measures in our future proxy statements.

Quarterly Report on Form 10-Q for the Period Ended June 30, 2009

Exhibits 31(e) – (f)

1.	In future filings, please ensure that these certifications include the language relating to “consolidated subsidiaries” that is required to appear in paragraph 4(a).

Supplemental Response

We acknowledge your comment, and in our future filings we will ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

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We will send a copy of this response to you by overnight delivery.  Please direct any further questions or comments you may have regarding this filing to Patricia Kornegay-Timmons at (919) 546-4836.

                               Very truly yours,

                              /s/ Jeffrey M. Stone
                               Chief Accounting Officer
                               Progress Energy, Inc.
                               Carolina Power & Light Company
                               Florida Power Corporation